SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

COMMISSION FILE NUMBER 1-1136

A.    Full title of the plan and the address of plan, if different from that of the issuer named below:

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRISTOL-MYERS SQUIBB COMPANY

345 PARK AVENUE
NEW YORK, NY 10154
(212) 546-4000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bristol-Myers Squibb Company Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRISTOL-MYERS SQUIBB COMPANY EMPLOYEE INCENTIVE THRIFT PLAN
Date: June 22, 2015	By:	/s/ Jeffrey Galik
Jeffrey Galik Chairman, Bristol-Myers Squibb Company Savings Plan Committee

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page No.
Report of Independent Registered Public Accounting Firm	2
FINANCIAL STATEMENTS:
Statements of Net Assets Available For Benefits – As of December 31, 2014 and 2013	3
Statement of Changes in Net Assets Available For Benefits – For the Year Ended December 31, 2014	4
Notes to Financial Statements	5 to 14
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line (4i) – Schedule of Assets (Held at End of Year) as of December 31, 2014	S-1
EXHIBIT 23a – Consent of Independent Registered Public Accounting Firm	E-1

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants of the Bristol-Myers Squibb Company Employee Incentive Thrift Plan
and the Bristol-Myers Squibb Company Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Bristol-Myers Squibb Company Employee Incentive Thrift Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bristol-Myers Squibb Company Employee Incentive Thrift Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at December 31, 2014) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule of assets (held at December 31, 2014) is fairly stated, in all material respects, in relation to the Plan’s 2014 financial statements as a whole.

/s/ Withum Smith + Brown, PC

Morristown, New Jersey
June 22, 2015

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

(Dollars in Thousands)	2014	2013
Assets:
Participant directed investments, at fair value:
Plan interest in Savings Plan Master Trust	$69,849	$71,328

Receivables:
Employer contributions	298	298
Participants contributions	33	37
Dividends receivable	194	217
Notes receivable from participants	497	646
Total receivables	1,022	1,198

Net Assets Available for Benefits, at fair value	70,871	72,526

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(164)	(39)

Net Assets Available for Benefits	$70,707	$72,487

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014

(Dollars in Thousands)
Additions:
Plan’s share of net investment income in Savings Plan Master Trust	$5,832
Contributions:
Employer contributions	1,001
Participants contributions	1,696
Rollover contributions	139
Interest on notes receivable from participants	23
Total additions	8,691

Deductions:
Distributions and withdrawals	(9,999)
Administrative expenses	(31)
Total deductions	(10,030)

Decrease in net assets before transfers	(1,339)

Net Transfers out of Program	(441)

Decrease in net assets	(1,780)

Net Assets Available for Benefits:
Beginning of Year	72,487
End of Year	$70,707

The accompanying notes are an integral part of this financial statement.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – PLAN DESCRIPTION AND RELATED INFORMATION

Description of the Plan – The Bristol-Myers Squibb Company Employee Incentive Thrift Plan (the Plan) is a defined contribution retirement plan that includes a cash or deferred arrangement as defined by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code) and sponsored by Bristol-Myers Squibb Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is intended to be a qualified plan under section 401(a) of the Code.

The description of the Plan in the following notes provides only general information and does not modify any provision of the Plan. Participants should refer to the Plan’s governing document and/or Summary Plan Description for more complete disclosure of the Plan’s provisions.

Plan Administration – The Bristol-Myers Squibb Company Savings Plan Committee (the Committee) is the Administrator, as defined by ERISA, of the Plan and named fiduciary with respect to Plan assets. Fidelity Employer Services Company provides recordkeeping services with respect to the Plan. The assets of the Plan are maintained in the Bristol-Myers Squibb Company Savings Plan Master Trust (the Savings Plan Master Trust), of which Fidelity Management Trust (Fidelity Trust) serves as directed trustee.

Employee Eligibility – In general, any United States employee who is covered by a collective bargaining agreement that provides for participation in the Plan is eligible to participate following their date of hire, although the Company matching contributions do not begin until an eligible employee has completed six months of service as prescribed by the Plan.

Participant Contributions – Participants can elect to contribute up to 25% of his or her eligible compensation (as defined in the Plan document) on a pre-tax and/or after-tax basis, in all events, subject to Internal Revenue Service (IRS) annual limits and non-discrimination test results. Effective January 1, 2011, the definition eligible compensation as stated in the governing documents, was expanded so that in addition to base salary or wages it now includes: (1) overtime and shift differentials and (2) bonuses. The expanded definition applies for purposes of determining employee contributions and all Company contributions made on behalf of each eligible participant. Automatic contributions begin starting with the first available payroll period after six months of employment from the employee’s date of hire. These contributions will be identical to pre-tax contributions elected by a participant, including immediate 100% vesting and matched on the same terms. The participant may change the contribution rate, including ceasing all elective contributions, and may elect after-tax or a combination of pre-tax and after-tax elective contributions at any time. In the absence of an affirmative investment direction from the participant, 100% of the automatic contribution will be invested in the qualified default investment alternative, which is currently the T. Rowe Price Target Date Retirement Fund for the year closest to the year in which the participant would attain age 65. The Plan also has an annual increase feature, thereby allowing participants to schedule an automatic increase in their pre-tax and/or after-tax contributions to the Plan of 1% to 3% annually, subject in all events to the Plan’s maximum deferral rate of 25%. Upon taking a hardship distribution, participant contributions are generally suspended for six months.

The Plan allows for catch-up contributions for participants who are 50 years of age or older. Catch-up contributions are intended to give eligible participants the opportunity to make additional pre-tax contributions over the applicable IRS and Plan limits. Catch-up contributions can be from 1% to 25% of the participant’s annual benefit salary or wages, but was limited to $5,500 in 2014 and 2013. There is no Company match on catch-up contributions.

Employer Contributions – The Company makes a matching contribution equal to one dollar for each dollar of participant contributions not to exceed 5% of the participant’s annual benefit total salary or wages, upon completion of six months of employment. Effective January 1, 2011, the Company may make an additional annual contribution for each eligible employee regardless of whether the eligible employee contributes to the Plan. The additional annual contribution will be determined as a defined percentage of salary or wages, which ranges from 1% to 2%, and will be based on points equal to the sum of age plus years of service, rounded up, as of the December 31st of the calendar year for which the contribution is made. Subject to limited exceptions, to be an eligible employee, the employee must be actively employed as defined in the Plan documents, on December 31st of the year for which the contribution is made. The limited exceptions include that the otherwise eligible employee is not actively at work on the last day of the year due to death or retirement during the year.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Investment Decisions - The Plan gives participants the opportunity to direct the manner in which contributions made to the Plan in their name, including matching and, where applicable, additional annual and transition contributions, and earnings thereon, are invested among a variety of investments. Contributions were invested in any one or more of the funds or (effective June 1, 2013) the self-directed Brokerage investment option which comprise the Savings Plan Master Trust, see “-Note 4. Savings Plan Master Trust” for further information regarding investments.

Participant Accounts – Each participant’s account under the Plan is credited with the participant’s elected pre-tax and/or after-tax contributions, the Company’s matching contribution, and the participant’s respective share of Plan earnings and is charged with participant withdrawals and distributions, and the participant’s respective share of Plan losses. The benefit to which a participant is entitled is the participant’s vested Plan account.

Notes Receivable from Participant – While employed, a participant may request a loan from the Plan. The amount of the loan may not exceed the lesser of: (1) 50% of the participant’s entire vested interest under the Plan, determined as of the valuation date, or (2) $50,000 less the highest outstanding loan balance during the previous 12 months. As permitted by IRS regulations and the terms of the Plan, loans are secured by the balance in the participant accounts and bear interest at fixed rates set by the Committee. Repayments and interest are credited to the Plan account of the participant. Such loans mature through 2019.

Withdrawals Prior to Retirement – While employed, a participant may withdraw all or part of the employee and vested employer contributions, subject to certain restrictions imposed pursuant to the Plan and excise taxes imposed by the Code.

Vesting – Matching contributions vest at the rate of 20% for each year of qualifying service. In addition, upon becoming eligible for benefits under the Company’s long-term disability benefits plan, death or normal retirement, a participant will become 100% vested in matching contributions regardless of his or her years of service. A participant is always 100% vested in their pre-tax, after-tax, rollover contributions from other plans and catch-up contributions as well as earnings thereon.

Forfeitures – If a participant’s employment terminates before he or she has become fully vested, the unvested portion of matching contributions credited to his or her account are forfeited (as of the earlier of: (1) when the participant receives a distribution, or (2) the end of the period of five consecutive one-year breaks in service) and may be used to reduce future matching contributions or pay expenses of Plan administration. During the year ended December 31, 2014, matching contributions were not reduced through forfeitures. The balance of unused forfeited funds available to offset future Company matching contributions was $16 thousand and $17 thousand at December 31, 2014 and 2013, respectively. Participants who return to work for the Company who were partially or fully vested prior to their termination will be reinstated to their previous level of vesting and may immediately enroll in the Plan.

Termination of Employment and Payment of Benefits – Upon the termination of employment, the participant, or in the event of his or her death, the participant’s spouse or designated beneficiary, may, under varying circumstances, receive (1) a lump sum payment, (2) installment payments for a period between two and fifteen years, and in the event there are minimum required distributions, the installment payment shall not exceed the joint life expectancy of the participant and the participant’s spouse (five years if payment is by reason of death), or (3) an annuity for employees hired prior to October 1, 1994. If the participant chooses to have payments made in annual installments, then the participant may also choose to have payments continue to his or her beneficiary if the participant dies before receiving all of the installments. If the participant chooses to have the payment made in installments and does not elect to have payments continue to his or her beneficiary on an installment basis, in the event of the participant’s death, the beneficiary can choose to receive the unpaid balance in a single payment or over a period of two to five years. In each case the payment will be based on the vested value in the respective funds allocated to the participant.

Method of Payment - Installment payments are made in cash. Lump-sum distributions may be made in cash, or, if elected by the employee, in a combination of cash and shares of Bristol-Myers Squibb Company stock for the portion of the account invested in the Company Stock Fund.

Net Transfers – A participant's account may be transferred to or from another qualified defined contribution plan sponsored by the Company if his or her employment status changes such that he or she becomes eligible to participate in a different plan. A participant's account could also be transferred to another company's qualified defined contribution plan if required by the terms of a Company transaction. Similarly, new accounts could be transferred in from another company's qualified defined contribution plan, if required under the terms of a business acquisition. During 2014, $441 thousand was transfered from the Plan to the Bristol-Myers Squibb Savings and Investment Program.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Payment of Benefits – Benefit payments are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2014 and 2013.

Termination of the Plan – Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions, amend, and terminate the Plan at anytime in its sole discretion in accordance with the provisions of ERISA. If the Plan is terminated, the interest of each participant in all unvested employer contributions will vest immediately.

Revenue Credit Account - Under the agreement between Fidelity and the Company, Fidelity makes deposits to this account in the amount of the revenue sharing received from each investment manager and calculated for each quarter using the fund balances in the Plan. Amounts in this account are used to offset Plan administrative expenses and any amounts unused for expenses may be allocated to participant accounts.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Investment Valuation – The assets of the Plan, as well as the assets of the Bristol-Myers Squibb Company Savings and Investment Program (the Savings Program) and the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the Puerto Rico Program) are maintained in the Savings Plan Master Trust, see “—Note 4. Savings Plan Master Trust.” For a discussion of the valuation policies for each investment class, see “—Note 3. Fair Value Measurement.”

Note receivable from participants - Notes receivable from participants are measured at their unpaid principal balance, plus any accrued interest. Delinquent notes receivable are classified as distributions based upon the terms of the Plan document.

Income Recognition – Interest, dividends, and realized and unrealized gains/(losses) earned/(incurred) from participation in the Savings Plan Master Trust are allocated to the Plan based upon participants’ account balances and activity. This investment activity is presented on a net basis in the Statement of Changes in Net Assets Available for Benefits as the Plan’s share of net investment income in the Savings Plan Master Trust and is accounted for as follows:

•	Interest is recorded as earned.

•	Dividends are recorded on the ex-dividend date.

•	Purchases and sales of securities are recorded on a trade-date basis.

•	Realized gains and losses for security transactions are recorded using the average cost method.

Administrative Expenses – All expenses incurred by the Plan are the obligation of the Plan and are payable by the Savings Plan Master Trust fund’s assets unless the Company, in its sole discretion, pays such expenses, in which event, the Company may request and the Savings Plan Master Trust may provide to the Company. Fees charged to the Plan for investment management services are deducted from income earned on a daily basis and are not separately reflected in the Plan’s share of net investment income in the Savings Plan Master Trust. Consequently, these fees are reflected as a reduction of return for such investments and are not readily determinable.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions to the net assets available for benefits during the reporting period. Actual results may or may not differ from estimated results.

Risks and Uncertainties – The Savings Plan Master Trust holds various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. The Savings Plan Master Trust is exposed to credit loss in the event of non-performance by the guaranteed investment contract (GIC) issuers. However, GIC issuer non-performance is not considered probable and the risk to the Savings Plan Master Trust portfolio from credit loss is mitigated by the diversified nature of the underlying assets held. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of investment securities, it is reasonably possible that significant changes in the values of investment securities could occur in the near term and such changes could have a material adverse effect on the Plan’s financial statements.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Income Taxes and Tax Status – In the Plan’s latest determination letter dated October 29, 2012, the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Since receiving the determination letter, the Plan was amended and the Company believes, to the best of its knowledge, that the Plan is still in compliance with the Code. The Company believes, to the best of its knowledge, that the Plan is currently designed and operated in material compliance with the applicable requirements of the Code and ERISA, and that the Plan and Savings Plan Master Trust continue to be exempt from federal income taxes pursuant to Section 501(a) of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements. Contributions made by participants on a pre-tax basis, the Company’s matching contributions, and the earnings thereon are not included in participants’ gross income for purposes of federal income taxes until distributed from the Plan.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a related tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. In August 2014, the IRS formally completed its examination of the 2010, 2011 and 2012 Plan years. The examination resulted in no changes to the Program's financial statements and Form 5500 filings for these periods; in addition, there were no reported matters that affect the Program's tax exempt status.

Program management believes it is no longer subject to income tax examination for any years prior to 2013. In addition, there have been no material tax related interest or penalties for the periods presented in the financial statements.

NOTE 3 – FAIR VALUE MEASUREMENT
Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair values of Savings Plan Master Trust investments held are classified into the following fair value hierarchy levels:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:
Observable prices for similar instruments, quoted prices for identical or similar instruments in markets that are not active, or other observable inputs that can be corroborated by market data for substantially the full term of the assets or liabilities

Level 3:
Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs. There were no Level 3 investments as of December 31, 2014 and 2013.

The Savings Plan Master Trust’s investment valuation policies for each investment class are as follows:

•
The Company Stock Fund consists primarily of shares of common stock of Bristol-Myers Squibb Company, and is valued based upon quoted prices at the last reported sales price at the end of the year, or, if there was not a sale that day, the last reported bid price. From time to time, the Company Stock Fund and may invest in U.S. government obligations or other investments of a short-term nature, which will ultimately be used for the purchase of shares of common stock of the Bristol-Myers Squibb Company. Such investments are valued at cost plus interest earned, which approximates fair value.

•	Mutual funds are valued at quoted market prices which represent the net asset value (NAV) of shares held by the Plan at year end.

•	Money market instruments are valued at cost plus interest earned, which approximates their fair value.

•	Brokerage self-directed investments are valued at quoted market prices.

•
Common collective trust (CCT) fund fair values are determined daily by the respective fund manager and represent the NAV of the underlying investments within the respective CCTs. The net asset value represents the price at which Plan participants would transact their respective CCT interest at any point in time. The CCTs are comprised of equity index funds and equity funds primarily invested in publicly traded securities, cash investments, and other short term investments. There were no significant unfunded commitments or restrictions on redemptions related to the CCTs as of December 31, 2014 and 2013.

•
Fixed Income Fund investments include fully benefit-responsive investment contracts, comprised of traditional GICs, security-backed contracts (synthetic GICs), the Wells Fargo Stable Return Fund and Wells Fargo Short Term Investment Fund and various

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

fixed income collective trust funds. These investments are stated at fair value within the Plan's’s interest in Savings Plan Master Trust line item and then adjusted on a separate line item to contract value in the Statements of Net Assets Available for Benefits. The Fixed Income Fund utilizes a NAV that reflects interest earned by a daily increase to NAV. There were no significant unfunded commitments or restrictions on redemptions related to the Fixed Income Fund as of December 31, 2014 and 2013.
The fair value of the GICs is generally calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. If the duration of the GIC is less than 6 months, the contracted interest rate is used to discount the remaining cash flow.
The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the fair value of the wrapper contract. A wrapper contract is an agreement by another party to make payments to the Fixed Income Fund in certain circumstances. The fair value of these wrapper contracts was not considered to be material as of December 31, 2014 and 2013. Wrapper contracts are designed to allow synthetic GIC portfolios to maintain NAV and to ensure the future minimum interest crediting rate does not fall below zero. The assets underlying the synthetic GICs were primarily comprised of U.S. government securities in fixed income funds. The fair value of the fixed income funds is determined by the respective fund manager on a daily basis and represents the NAV of the underlying investments. In the event that wrapper contracts fail to perform as intended, the Fixed Income Fund’s NAV may decline if the market value of its assets declines. The Fixed Income Fund’s ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrapper issuer’s ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.
The Fixed Income Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are non-transferable and have no trading market. There are a limited number of wrapper issuers.
The fair value of the Wells Fargo Stable Return Fund and Wells Fargo Stable Return Fund is determined by the fund manager on a daily basis and represents the NAV of the underlying investments. These funds primarily invest in GICs, synthetic GICs, and cash equivalents.

The valuation methods as described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 4 – SAVINGS PLAN MASTER TRUST

The Plan’s investment assets are held in the Savings Plan Master Trust (the Master Trust), a tax-exempt collective trust described in IRS Revenue Ruling 81-100. The Plan’s share of the Savings Plan Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Savings Plan Master Trust.

The major classes of investments of the Master Trust as of December 31 were as follows:

(Dollars in Thousands)	2014	2013
Investments:
Level 1
*Company Stock Fund – Bristol-Myers Squibb Company Common Stock	$874,695	$872,523
Mutual Funds:
Growth/Growth and Income Funds
*Fidelity Growth Company Fund K	590,782	555,860
*Fidelity Puritan Fund K	168,278	153,613
Bond Index Funds
*Spartan U.S. Bond Index Fund	308,528	264,426
Equity Funds
Dreyfus Appreciation Fund, Inc.	111,439	112,883
Vanguard Total International Stock Index Fund	252,856	264,166
American Funds EuroPacific Growth Fund – Class R5	147,930	161,714
Asset Allocation Funds
T. Rowe Price Retirement Funds	701,552	650,727
Money Market Funds and Other
*Company Stock Fund – Fidelity Management Trust Company Institutional Cash Portfolio	10,039	7,709
*Fidelity Institutional Money Market	179,000	199,703
Self Directed Investments
*Fidelity Brokerage	59,063	31,988
Total Level 1 Investments	3,404,162	3,275,312
Level 2
Fixed Income Funds
Wells Fargo Stable Return Fund (Note 5)	56,070	85,949
Wells Fargo Short Term Investment Fund (Note 5)	14,148	17,036
Synthetic GICs (Note 5)	554,480	596,648
Common Collective Trust Funds:
Equity Index Funds
*Fidelity U.S. Equity Index Commingled Pool – Class 2	538,576	477,084
Northern Trust Global Investments QM Daily Russell 2000 Equity Index Fund	223,890	232,354
Equity Funds
The Goldman Sachs Collective Trust Strategic Value Fund	172,274	158,790
Jennison Associates Small Capital Core Equity Fund	143,176	141,590
Total Level 2 Investments	1,702,614	1,709,451
Total investments, at fair value	5,106,776	4,984,763
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(9,120)	(2,378)
Net assets of the Savings Plan Master Trust	$5,097,656	$4,982,385
Program’s interest in Savings Plan Master Trust, at fair value	$69,849	$71,328
Program’s interest in Savings Plan Master Trust, as a percentage of the total investments, at fair value	1%	1%

*Denotes a party-in-interest to the Plan.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

The Plan’s estimated share of investments within the Savings Plan Master Trust stated at fair value that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013 were as follows:

(Dollars in Thousands)	2014	2013
Investment:
Company Stock Fund – Bristol-Myers Squibb Company Common Stock	$30,935	$32,063
Fidelity Growth Company Fund K	4,552	4,625
Fidelity Institutional Money Market Fund	4,513	5,613
Fixed Income Fund – Synthetic GICs (in aggregate)*	9,950	10,805

*    The contract value of these investments was $9,819 and $10,769 at December 31, 2014 and 2013, respectively.

The total net investment income of the Savings Plan Master Trust for the year ended December 31, 2014 was as follows:

(Dollars in Thousands)
Net investment income:
Interest income	$7,588
Dividend income	103,593
Net appreciation in fair value of investments	265,615
Total net investment income	$376,796

The net appreciation/(depreciation) in the fair value of the Savings Plan Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year) by major class of investment and level within the fair value hierarchy for the year ended December 31, 2014 was as follows:

(Dollars in Thousands)
Level 1
Company Stock Fund	$88,716
Growth/Growth and Income Funds	56,373
Bond Index Funds	8,911
Equity Funds	(22,391)
Asset Allocation Funds	13,716
Other	2,244
Level 2
Equity Index Funds	76,862
Equity Funds	31,431
Fixed Income Funds	9,753
Net appreciation in fair value of investments	$265,615

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 5 – FIXED INCOME FUND

The Plan offers a Fixed Income Fund, within the Savings Plan Master Trust, as an investment available to participants. The Fixed Income Fund holds GICs and synthetic GICs with various issuers in several fully benefit-responsive investment contracts plus two collective trust funds which provide a guarantee of principal and interest at a guaranteed rate. Each fully benefit-responsive investment contract is presented in the Statements of Net Assets Available for Benefits at fair value within the Plan’s interest in the Savings Plan Master Trust line item and then adjusted on a separate line item in the Statement of Net Assets Available for Benefits to contract value. Contract value represents contributions made to the fund, plus earnings on the underlying investments, less participant withdrawals and administrative expenses.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at any time at contract value, which represents the Fixed Income Fund’s NAV, as reported by the fund manager. Certain events may limit the ability of the fund to transact at contract value with the issuer, such as premature termination of the contracts by the fund, significant plant closings, significant layoffs, plan terminations, bankruptcy, mergers, or the Plan’s loss of its qualified status. Plan management believes that the occurrence of events that would cause participants to transact at less than contract value is not probable. The issuers may not terminate a contract at any amount less than contract value.

There are currently no reserves against contract value for credit risk of the contract issuers or otherwise.

The GIC and synthetic GIC issuers are contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. All contracts pay interest on a net basis. The crediting interest rate is reset and declared on a daily basis. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than the percentage based on the individual contracts which ranged during 2014 from 1.52% to 2.45% and 1.23% to 2.61% during 2013 for the Plan. The Plan’s Fixed Income Fund crediting interest rate was 1.65% and 1.57% as of December 31, 2014 and 2013, respectively. The key factors that influence future interest crediting rates for a wrapper contract include current interest rates, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract. At any point in time, the Fixed Income Fund’s average yield will be a combined rate based upon the balances and the interest rates of the investments which comprise the fund, and depends on the amount of contributions invested in the fund, the amounts withdrawn from the fund and the amounts transferred to and from the fund. The fund’s average yield is measured by the investment manager using general market reporting methods. The crediting interest rate at any date is the weighted-average of the yields on the individual contracts and other investments in the Fixed Income Fund on that date.

The average yields for investment contracts with issuers as of and for the years ended December 31, 2014 and 2013 were as follows:

	2014	2013
Average yields:
Based on annualized earnings(1)	1.51%	1.58%
Based on interest rate credited to participants(2)	1.65%	1.57%

(1)	Computed by dividing the annualized one-day actual earnings of the investment contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Fixed Income Fund investments in the Master Trust as of December 31, 2014 and 2013 were as follows:

(Dollars in Thousands)	S&P Rating*	2014	Per Annum Interest Rates on Contracts Held in 2014	2013	Per Annum Interest Rates on Contracts Held in 2013

Synthetic Guaranteed Investment Contracts:
American General Life Insurance Company	A+	$135,067	1.75%	$133,794	1.69%
Monumental Life Insurance Company	AA-	—		175,069	2.61%
Transamerica Premier Life Insurance	AA-	153,680	2.45%	—
ING Life Insurance And Annuity Company	A-	—		52,737	1.80%
New York Life Insurance Company	AA+	47,697	1.94%	52,654	1.72%
Voya Ret Insurance and Annuity Co.	A-	47,486	1.94%	—
Prudential Insurance Company	AA-	170,550	1.52%	182,394	1.23%
Total Synthetic Guaranteed Investment Contracts, at fair value		554,480		596,648

Collective Trust Fund:
Wells Fargo Stable Return Fund, at fair value		56,070		85,949
Wells Fargo Short Term Investment Fund, at fair value		14,148		17,036

Total Fixed Income Fund Investments, at fair value		$624,698		$699,633

*As of December 31, 2014.

NOTE 6 – RECONCILIATION TO FORM 5500

The accompanying financial statements present fully benefit-responsive synthetic GICs held in the Fixed Income Fund at contract value. The Form 5500 requires fully benefit-responsive synthetic GICs to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive synthetic GICs represents a reconciling item. Additionally, the Form 5500 requires the Savings Plan Master Trust to file a separate 5500 as a direct filing entity, which includes the total Savings Plan Master Trust administrative expenses per Schedule C Service Provider Information. As such, the Plan does not report administrative expenses attributable to the Savings Plan Master Trust on the Plan Form 5500 filing. The Form 5500 also requires participant loans to be recorded as investments, while U.S. GAAP requires participant loans to be recorded as notes receivable from participants.

The following is a reconciliation of the Plan interest in the Savings Plan Master Trust per the financial statements to the Form 5500 as of December 31:

(Dollars in Thousands)	2014	2013
Plan interest in Savings Plan Master Trust per the financial statements	$69,849	$71,328
Less: Adjustment from fair value to contract value for fully benefit-responsive synthetic GICs	(164)	(38)
Add: Adjustment from contract value to fair value for fully benefit-responsive synthetic GICs	148	54
Value of Plan's interest in master trust investment accounts per the Form 5500	$69,833	$71,344

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

(Dollars in Thousands)	2014	2013
Net assets available for benefits per the financial statements	$70,707	$72,487
Add: Adjustment from contract value to fair value for fully benefit-responsive synthetic GICs	148	54
Net assets available for benefits per the Form 5500	$70,855	$72,541

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

The following is a reconciliation of the Plan’s share of net investment income in the Savings Plan Master Trust per the financial statements to the Form 5500 for the year ended December 31, 2014:

(Dollars in Thousands)
Plan’s share of net investment income in Savings Plan Master Trust per the financial statements	$5,832
Less: Administrative expenses related to the Savings Plan Master Trust per the financial statements	(31)
Less: Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive synthetic GICs	(54)
Add: Adjustment from contract value to fair value for fully benefit-responsive synthetic GICs	148
Net investment gain from master trust investment accounts per the Form 5500	$5,895

The following is a reconciliation of the total additions per the financial statements to the Form 5500 for the year ended
December 31, 2014:

(Dollars in Thousands)
Total additions per the financial statements	$8,691
Less: Administrative expenses related to the Savings Plan Master Trust per the financial statements	(31)
Less: Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive synthetic GICs	(54)
Add: Adjustment from contract value to fair value for fully benefit-responsive synthetic GICs	148
Total income per the Form 5500	$8,754

The following is a reconciliation of net decrease in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2014:

(Dollars in Thousands)
Decrease in net assets available for benefits per the financial statements before transfers	$(1,339)
Less: Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive synthetic GICs	(54)
Add: Adjustment from contract value to fair value for fully benefit-responsive synthetic GICs	148
Total net loss per the Form 5500	$(1,245)

NOTE 7 – EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares in registered mutual funds or units in pooled investment funds managed by affiliates of Fidelity Trust through the Savings Plan Master Trust. The transactions involving the registered mutual funds are exempt party-in-interest transactions pursuant to the Department of Labor Prohibited Transaction Class Exemption 77-4 and the transactions involving the pooled investment funds are exempt party-in-interest transactions pursuant to Section 408(b)(8) of ERISA. The Plan also invests in shares of the Company. As of December 31, 2014 and 2013, the Plan's portion of shares held by the Master Trust was 0.5 and 0.6 million shares, respectively, of Company common stock with a cost basis of $13.8 and $15.2 million, respectively. During the year ended December 31, 2014, the Plan recorded dividend income on the Company’s common stock of $0.8 million, of which $0.2 million was accrued at December 31, 2014. The transactions in Company common stock were exempt party-in-interest transactions pursuant to Section 408(e) of ERISA. In addition, certain Plan participants borrowed from the Plan. As of December 31, 2014 and 2013, the outstanding loans of the Plan participants were $.5 and $.6 million, respectively, with interest rates ranging from 4.25% to 9.25% and varying maturity dates. Plan participants are a party-in-interest to the Plan and the loans were exempt party-in-interest transactions pursuant to section 408(b)(1) of ERISA.

FORM 5500, SCHEDULE H, PART IV, LINE (4i)                        PLAN NUMBER: 007
EIN NUMBER: 22-0790350
BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014
(IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost Value **	(e) Current Value

*	Bristol-Myers Squibb Company Savings Plan Master Trust	Plan’s interest in the Bristol-Myers Squibb Company Savings Plan Master Trust	$ —	$69,849

*	Plan participants	Participant loans, with varying maturity dates ranging from 2015 to 2019, and interest rates ranging from 4.25% and 9.25%	—	497

		Total		$70,346

*     Denotes a party-in-interest to the Plan.
**     Cost information is not required for participant directed investments.

See report of independent registered public accounting firm.

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